Exhibit 99.1

ASX ANNOUNCEMENT

19 March, 2018

Sales Distribution Agreements for Autostereoscopic 3D Digital Video Walls

The Directors of Integrated Media Technology Limited (ASX:ITL; NASDAQ:IMTE) ("IMT" or the "Company") are pleased to announce that the Company's wholly owned subsidiary, Marvel Digital Limited, has entered into two sale distribution agreements with two independent customers. The agreements relate to the sales of autostereoscopic 3D digital video walls and standalone digital signages; and the total contract value is equivalent to approximately AUD 14,800,000 (RMB76,000,000).

The customers and parties to the respective agreements are China based companies operating primarily in the Greater China region. One of the customers will place the autostereoscopic 3D digital video walls at major cinema chains and commercial complex for advertising and promotion purposes. The autostereoscopic 3D digital video wall is our latest flagship product. The video walls are expected to be delivered progressively throughout the year and be completed in early 2019. The other customer will deploy the digital signages for displaying advertisement and disseminating public information & organization news in educational institutes, office buildings and government owned premises.

The Company is pleased to have secured these sale distribution agreements, the completion of which is considered to be a key earnings and business growth driver of the Company. The Directors remain confident about the potential of securing additional contracts for the sale of 3D products and services in the near future.

On behalf of the Board,

Yours sincerely,

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Executive Chairman and Chief Executive Officer

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Cautionary Statement

Certain statements contained in this announcement constitute forward looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to the Company's objectives, strategies to achieve those objectives, the Company's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements generally can be identified by words such as "objective", "may", "will", "expect", "likely", "intend", "estimate", "anticipate", "believe", "should", "plans" or similar expressions suggesting future outcomes or events. Such forward looking statements are not guarantees of future performance and reflect the Company's current beliefs based on information currently available to management. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the business of the Company which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward looking statements in light of the risks set forth above. Except as required by applicable securities laws, the Company assumes no obligation to update or revise any forward looking statements to reflect new information or the occurrence of future events or circumstances.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948